March 14, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Midnight Gaming Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 13, 2021

CIK No. 0001692780

Ladies and Gentlemen:

On behalf of Midnight Gaming Corporation (the “Company”), I have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 4, 2022 with respect to the amendments to the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Report of Independent Registered Public Accounting Firm, page F-2

1. Your Report of Independent Registered Public Accounting Firm must indicate the city and state where issued. Refer to Rule 2-02 of Regulation S-X. Please have your auditor revise its report.

The opinion was updated to include the location of the auditor.

Financial Statements for the Nine Months Ended September 30, 2021, page F-11

2. Please designate your Statement of Operations, your Statement of Changes in Stockholders Equity, and your Statement of Cash Flows as unaudited for the periods ended September 30, 2021 and September 30, 2020. Please also remove the unaudited reference to your balance sheet as of December 31, 2020.

The financial statements were updated based on your comments above.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (888) 525-0010.

* * *

Sincerely,

/s/ Kinney L. McGraw

Kinney L. McGraw
Chief Executive Officer